EXHIBIT 99.1

ASM : TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

February 26, 2020
Avino Reports Q4 and Year End 2019 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company")
released today its consolidated financial results for the Company’s fourth quarter and year ended December 31, 2019. The Financial Statements and Management Discussion and Analysis (MD&A) can be viewed on the Company’s web site at
www.avino.com
, on SEDAR at
www.sedar.com
and on EDGAR at
www.sec.gov
.

David Wolfin, President and CEO commented, “We can describe 2019 as a transitional year for Avino. The transition began with the winding down and ultimately the stoppage of mining at San Gonzalo during the fourth quarter of 2019. The San Gonzalo mine, which began commercial production in 2012, outperformed its 5-year mine life by exceeding that timeline by two years and produced 6 million silver equivalent ounces at an average cash cost under $10 per silver equivalent ounce. Without the benefit of San Gonzalo’s historically higher grade, our consolidated cash costs and all in sustaining costs have gone up in 2019. Additionally, we experienced some operational challenges where we faced a few lost days of production during upgrades to the crusher, labour negotiations due to the transition of contractors at San Gonzalo, as well as heavy seasonal rain, which is reflected in our financial and operational results. Finally, the last significant transition can be attributed to the sale of Bralorne to Talisker Resources, which has shifted our focus to a silver focused company in Mexico. Our investment is up significantly since the close of the sale, and end of the year, and we continue to wish them much success at Bralorne. Despite the challenges, ultimately, we feel that the year has been positive in its outcome, with operating cash flows of $1.4 million, positive EBITDA, a renewed focus on Mexico and our Elena Tolosa Mine, and cash in the bank that will help fund our search for another exciting high grade deposit similar to San Gonzalo, within the Avino property.”

Financial Highlights and Overview

FOURTH QUARTER 2019 FINANCIAL HIGHLIGHTS

•	Revenues from mining operations of $10.4 million
•	Mine operating loss of $0.4 million
•	Net loss from continuing operations of $0.1 million, or $Nil per share
•	Net loss including discontinued operations of $29 million
•	Operating cash flows before changes in working capital of $1.1 million
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[2] of $1.3 million
•	Adjusted EBITDA[2] of $1.6 million
•	Consolidated cash costs[2] of $13.14 per silver equivalent payable ounce[1]
•	Consolidated all-in sustaining cash cost (“AISC”)[2] of $18.27 per silver payable equivalent ounce[1]
•	Working capital of $13.2 million at the end of Q4 2019, up 31% from $10.3 million at the end of Q3 2019
•	Cash on hand of $9.6 million at the end of Q4 2019, up 234% from $2.9 million at the end of Q3 2019

FULL YEAR 2019 FINANCIAL HIGHLIGHTS

•	Revenues from mining operations of $31.7 million
•	Mine operating loss of $0.3 million
•	Net loss from continuing operations of $2.3 million, or $0.03 per share
•	Net loss from operations of $31 million, or a loss of $0.04 per share
•	Operating cash flows before changes in working capital of $1.3 million
•	EBITDA2 of $0.5 million
•	Adjusted EBITDA2 of $1.9 million
•	Consolidated cash costs2 of $12.08 per silver equivalent payable ounce1
•	AISC2 of $17.19 per silver payable equivalent ounce1
•	Working capital of $13.2 million at the end of 2019, up 1% from $13.1 million at the end of 2018
•	Cash on hand of $9.6 million at the end of 2019, up 196% from $3.3 million at the end of 2018

Avino Silver & Gold Mines Ltd.
–
February 26, 2020
Avino Reports Q4 and Year End 2019 Financial Results

1. In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of$15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu

2.
In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.

3. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

4. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2019	Fourth Quarter 2018	Change	Year 2019	Year 2018	Change
Financial
Revenues	$10,427	$8,268	26%	$31,746	$34,116	-7%
Mine Operating Income (loss)	$(445)	$1,347	-133%	$(270)	$6,266	-104%
Net Income (loss) from continuing operations	$(126)	$801	-116%	$(2,335)	$1,657	-241%
Net Income (loss) from operations	$(29,043)	$981	-%	$(31,461)	$1,626	-%
Cash	$9,625	$3,252	196%	$9,625	$3,252	196%
Working Capital	$13,209	$13,106	1%	$13,209	$13,106	1%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$1,342	$1,018	32%	$462	$5,749	-92%
Adjusted EBITDA[1]	$1,568	$1,466	7%	$1,929	$5,876	-67%
Per Share Amounts
Earnings (loss) per share ("EPS") – basic	$-	$0.02	-100%	$(0.03)	$0.03	-200%
Cash flow per share (YTD)[1] – basic	$0.01	$0.03	-67%	$0.02	$0.07	-71%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Costs and Capital Expenditures:

On a consolidated basis, the Company reduced its G&A expenditures by $0.4 million, or 13% for the full year 2019 compared to 2018.

Capital expenditures company-wide for the full year 2019, were $8.9 million compared to $14.8 million for 2018. Included in the $8.9 million were $5.7 million in capital and drilling expenditures at Bralorne up to the closing date of December 13, 2019.

Capital expenditures at the Avino property mainly relate to the membrane for Open-Pit area for holding tailings, new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo and Avino mines, and minor updates to the Tailings Thickener.

Bralorne Mine

In Q4 2019, the Company completed the sale of Bralorne Gold Mines to Talisker Resources Ltd., with the Company receiving:

•	Cash consideration of C$8.7 million;
•	The issuance of 12.58 million common shares, comprising 9.9% of the issued and outstanding common shares of Talisker after the close of the transaction
•	The issuance of 6.29 million share purchase warrants exercisable at C$0.25 per share until December 13, 2022, provided that if at any time following April 14, 2020 the closing price of Talisker’s common shares exceeds C$0.35 per share for 20 or more consecutive trading days, then Talisker may accelerate the expiry date of the warrants upon 30 days’ notice to the Company;
•	A cash payment of $2.5 million, contingent of the commencement of commercial production at the Bralorne mine; and
•	The transfer of all future restoration and reclamation obligation liabilities to Talisker.

Avino Silver & Gold Mines Ltd.
–
February 26, 2020
Avino Reports Q4 and Year End 2019 Financial Results

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2019	Fourth Quarter 2018	Change	Year 2019	Year 2018	Change
Operating
Tonnes Milled	188,436	189,574	-1%	789,660	708,764	11%
Silver Ounces Produced	220,804	288,600	-23%	958,811	1,286,382	-25%
Gold Ounces Produced	2,032	1,973	3%	6,912	8,092	-15%
Copper Pounds Produced	1,389,515	1,375,758	1%	4,970,254	4,819,022	3%
Silver Equivalent Ounces[1] Produced	608,640	720,187	-15%	2,397,042	2,863,753	-16%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	700,191	713,384	-2%	2,345,453	2,640,129	-11%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$13.14	$8.93	47%	$12.08	$9.32	30%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$18.27	$11.69	56%	$17.19	$12.94	33%

1. In 2019, AgEq
was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of$15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu

2.
In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.

3. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

4. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Change in Cost Calculation

In 2019, the Company updated the calculation of all-in sustaining cash costs to include penalties, treatment charges and refining charges and the 2018 figures below have also been re-presented to include these costs. The change is due to the Company no longer selling product from the San Gonzalo Mine, which historically had little to no penalties associated with the saleable concentrate, and the Company is planning to be selling concentrate produced primarily from the Avino Mine for the foreseeable future.

Operational Overview

Consolidated Production Tables

Q4 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	107,310	153,644	1,676	1,293,508	495,496
San Gonzalo	2,908	4,106	26	-	6,964
Historic Above Ground Stockpiles	78,218	63,054	330	96,007	106,180
Consolidated	188,436	220,804	2,032	1,389,515	608,640

YTD 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	427,147	510,270	4,473	4,563,195	1,656,091
San Gonzalo	56,179	153,372	580	-	215,148
Historic Above Ground Stockpiles	306,334	295,169	1,859	407,059	525,803
Consolidated	789,660	958,811	6,912	4,970,254	2,397,042

*During the three months and year ended December 31, 2019, the Company produced 958 and 20,412 AgEq oz, respectively, of zinc by-product concentrate which has been included in the “San Gonzalo” production category above.

Avino Silver & Gold Mines Ltd.
–
February 26, 2020
Avino Reports Q4 and Year End 2019 Financial Results

*
In Q4, 2019, AgEq was calculated using metals prices of $17.31 oz Ag, $1,482 oz Au and $2.73 lb Cu. In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.
Calculated figures may not add up due to rounding.

*In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

Q4 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	51	0.64	0.62	87%	76%	89%
San Gonzalo	53	0.38	-	78%	72%	-
Historic Above Ground Stockpiles	51	0.25	0.18	50%	53%	31%
Consolidated	51	0.47	0.43	71%	67%	64%

YTD 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	44	0.45	0.56	85%	73%	86%
San Gonzalo	118	0.46	-	69%	66%	-
Historic Above Ground Stockpiles	55	0.36	0.18	54%	53%	35%
Consolidated	54	0.41	0.40	72%	65%	64%

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA and adjusted EBITDA, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, February 27, 2020 at 8:00 am PST (11:00 am EST). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Fourth Quarter and Year End 2019 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, and Jasman Yee, P.Eng., Avino Director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this document. Avino’s Bralorne project was under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101.

Avino Silver & Gold Mines Ltd.
–
February 26, 2020
Avino Reports Q4 and Year End 2019 Financial Results

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.